ENERGY METALS CORPORATION

Suite 1238, 200 Granville Street

Vancouver, B.C.  V6C 1S4

Tel:  604.697.5687   Fax: 604.408.4799

April 5, 2006

Quincy Energy Corp.

512 – 120 Adelaide St.

Toronto, Ontario

M5H 1T1

Attention:  Dan Farrell

Re:  Agreement and Plan of Merger dated March 9, 2006 (the “Merger Agreement”)

The purpose of this letter is to confirm in writing the agreement, waiver and/or consent, as applicable, of Energy Metals Corporation (“EMC”), EMC Acquisition Corp. (“Merger Sub”) and Quincy Energy Corp. (“Quincy”) to certain matters affecting the Merger Agreement, as set forth below.   Upon EMC, Quincy and Merger Sub signing where noted below, this letter shall be binding upon such parties.

1.

The April 30, 2006 date referred to in subsections 5.1(a)(iii), 7.1(c)(i), 7.1(e) and 7.1(f) of the Agreement is hereby extended to June 15, 2006.

2.

The May 31, 2006 date referred to in subsections 6.1(h) and 7.1(b)(ii) of the Agreement is hereby extended to June 30, 2006.

3.

EMC hereby consents to the amendment of the exercise period of the presently issued share purchase warrants of Quincy, each exercisable for one share of Quincy’s common stock at a price of CAD$0.65 per share and currently expiring June 21, 2006, such that the warrants instead expire on September 21, 2006.  EMC and Merger Sub hereby waive the relevant provisions of section 4.2 of the Merger Agreement for the limited purpose of permitting the foregoing amendment.

The foregoing is hereby agreed to this 5th day of April, 2006 by:

Quincy Energy Corp.	Energy Metals Corporation	EMC Acquisition Corp.
Per: “Dan Farrell”	Per: “Paul Matysek”	Per: “Paul Matysek”
Dan Farrell Authorized Signatory	Paul Matysek Authorized Signatory	Paul Matysek Authorized Signatory